

April 9, 2013

<u>Via E-mail</u>
John F. Prim
Chief Executive Officer
Jack Henry & Associates, Inc.
663 Highway 60
P.O. Box 807
Monett, MO 65708

> **Re: Jack Henry & Associates, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2012**
> **Filed August 27, 2012**
> **File No. 000-14112**

Dear Mr. Prim:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2012

Consolidated Financial Statements

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Computer Software Development, page 40

1.   We note from your disclosures on page 29 that you capitalize certain costs incurred to develop or purchase internal-use software. Please clarify how your policy for capitalized software developed or obtained for internal-use complies with the guidance in ASC 350-

40-25. Tell us what consideration you gave to disclosing your policy for capitalized software developed or obtained for internal-use.

2.   Please quantify the amounts included in the "computer software, net" line item for capitalized costs incurred to develop commercial software products compared with those costs incurred to develop or purchase internal-use software for each period presented. In addition, tell us the amount of amortization expense attributable to commercial software products compared with the amount attributable to internal-use software for each period presented and tell us where these amounts are classified in your consolidated statements of operations.

Note 4. Other Assets, page 42

3.   Please tell us what consideration you gave to disclosing the weighted-average amortization period, in total and by major intangible asset class. We refer you to ASC 350-30-50-1(a).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

John F. Prim
Jack Henry & Associates, Inc.
April 9, 2013
Page 3

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Craig Wilson

Craig Wilson
Senior Assistant Chief Accountant